UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Siguler Guff Small Business Credit Opportunities Fund, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
NONE
(CUSIP Number)
December 19, 2016
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person: LocalTapiola General Mutual Insurance Company I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Finland
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 16,946 *
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 16,946 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 16,946 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.95% *
12		TYPE OF REPORTING PERSON FI

* Based on a total of 100,000 shares of Common Stock outstanding, and the ownership by the Reporting Person as of the filing date of this Schedule 13G of a limited partnership interest in Siguler Guff  Small Business Credit Opportunities Fund, LP (the "Fund") representing 16.95% of the total limited partnership interests in the Fund, which owns all of the outstanding shares of Common Stock of the Issuer.  The limited partners of the Fund have pass-through voting rights with respect to the shares of Common Stock held by the Fund.

1	Name of Reporting Person: LocalTapiola Mutual Life Insurance Company I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Finland
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 16,946 *
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 16,946 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 16,946 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.95% *
12		TYPE OF REPORTING PERSON FI

* Based on a total of 100,000 shares of Common Stock outstanding, and the ownership by the Reporting Person as of the filing date of this Schedule 13G of a limited partnership interest in Siguler Guff  Small Business Credit Opportunities Fund, LP (the "Fund") representing 16.95% of the total limited partnership interests in the Fund, which owns all of the outstanding shares of Common Stock of the Issuer.  The limited partners of the Fund have pass-through voting rights with respect to the shares of Common Stock held by the Fund.

SCHEDULE 13G

Item 1(a)	Name of Issuer: Siguler Guff Small Business Credit Opportunities Fund, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices: 825 Third Avenue, 10th Floor, New York, NY 10022
Item 2(a)	Name of Persons Filing: LocalTapiola General Mutual Insurance Company LocalTapiola Mutual Life Insurance Company
Item 2(b)	Address of Principal Business Office, or if None, Residence: Revontulenkuja 1, FI-02010 Lahitapiola, Espoo, Finland
Item 2(c)	Citizenship or Place of Organization: Finland
Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value
Item 2(e)	CUSIP Number: None
Item 3
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are:
 (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [X] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership: (a) through (c): The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference thereto.
Item 5	Ownership of Five Percent or Less of the Class: Not Applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8	Identification and Classification of Members of the Group: Not Applicable
Item 9	Notice of Dissolution of Group: Not Applicable
Item 10
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2016

LOCALTAPIOLA GENERAL MUTUAL INSURANCE COMPANY
By:	/s/ Ilomai Kurrik
Name:	Ilomai Kurrik
Title:	Attorney-in-Fact
LOCALTAPIOLA MUTUAL LIFE INSURANCE COMPANY
By:	/s/ Ilomai Kurrik
Name:	Ilomai Kurrik
Title:	Attorney-in-Fact

EXHIBIT 1

JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Date:  December 22, 2016

LOCALTAPIOLA GENERAL MUTUAL INSURANCE COMPANY
By:	/s/ Ilomai Kurrik
Name:	Ilomai Kurrik
Title:	Attorney-in-Fact
LOCALTAPIOLA MUTUAL LIFE INSURANCE COMPANY
By:	/s/ Ilomai Kurrik
Name:	Ilomai Kurrik
Title:	Attorney-in-Fact